May 14, 2019

VIA COURIER AND EDGAR

Re:	Change Healthcare Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 14, 2019
File No. 333-230345

Matthew Crispino, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Crispino:

On behalf of Change Healthcare Inc. (“Change Healthcare”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), relating to the offering of shares of its common stock, marked to show changes from Amendment No. 1 to the Registration Statement on Form S-1 filed on April 5, 2019 (“Amendment No. 1”). Amendment No. 2 has been revised in response to the Staff’s comments and to reflect certain other changes, including the addition of disclosure regarding a concurrent offering of tangible equity units by Change Healthcare. In addition, Change Healthcare has filed certain exhibits with Amendment No. 2 and advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. Change Healthcare understands that the Staff requires a reasonable amount of time for review.

Securities and Exchange Commission	2	May 14, 2019

In addition, we are providing the following responses to your comment letter, dated April 15, 2019, regarding Amendment No 1. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by Change Healthcare. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment    No. 2.

Amendment No. 1 to Form S-1 filed on April 5, 2019

Summary Historical Financial and Other Data

Summary Historical Consolidated Financial Data of Change Healthcare LLC, page 22

1.	We acknowledge your response to prior comment 2, and are continuing to evaluate your response.

Change Healthcare acknowledges that the Staff continues to evaluate the Company’s response to prior comment 2.

Notes to Unaudited Pro Forma Financial Statements, page 103

2.

We note your response to prior comment 5 and related revised disclosures on page 104. Please further revise to provide more detailed information about the assumptions and information that will support your calculation of the pro forma percentage of membership units held by Change Healthcare, Inc. We again refer you to Rule 11-02(b)(6) of Regulation S-X.

Change Healthcare has revised page 106 to provide more detailed information about the assumptions and information that support its calculation of the pro forma percentage of membership units held by Change Healthcare Inc.

Securities and Exchange Commission	3	May 14, 2019

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Please do not hesitate to call me at 202-636-5804 or William R. Golden III at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

cc:	Securities and Exchange Commission
Barbara C. Jacobs
Brittany Ebbert
Craig Wilson

Change Healthcare Inc.
Neil E. de Crescenzo
Fredrik Eliasson
Loretta A. Cecil

Ropes & Gray LLP
Craig E. Marcus
Tara Fisher